Exhibit 99.2

NUVEI CORPORATION

TO:	Autorité des marchés financiers (Québec)
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories)
Office the Superintendent of Securities (Nunavut)

RE:	Report of Voting Results pursuant to section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual meeting of shareholders of Nuvei Corporation (the “Corporation”) held on May 24, 2024, and in accordance with section 11.3 of Regulation 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.        Election of Directors

The eight (8) nominees for directors proposed by management of the Corporation were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Against
Philip Fayer	99.90%	0.10%
Timothy A. Dent	97.84%	2.16%
Maren Hwei Chyun Lau	97.84%	2.16%
David Lewin	97.46%	2.54%
Daniela Mielke	97.48%	2.52%
Pascal Tremblay	99.58%	0.42%
Samir Zabaneh	99.93%	0.07%
Coretha Rushing	99.97%	0.03%

2.        Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Corporation by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.87%	0.13%

***

DATED May 24, 2024.

NUVEI CORPORATION

per:	(s) David Schwartz
Name: David Schwartz Title: Chief Financial Officer